ARTICLES OF AMENDMENT
OF
INTERMOUNTAIN COMMUNITY BANCORP
Pursuant to Section 30-1-1006 of the Idaho Statutes, the undersigned corporation submits for filing the following Articles of Amendment to its Amended and Restated Articles of Incorporation:

1.	The name of this Corporation is Intermountain Community Bancorp.

2.	Article II of the Amended and Restated Articles of Incorporation is amended by amending the first paragraph in its entirety as follows:
ARTICLE II
Authorized Shares
The total authorized capital stock of the Corporation is Forty Million One Hundred Thousand (40,100,000) shares, of which Thirty Million (30,000,000) shares shall be voting common stock, with no par value (“Voting Common Stock”), Ten Million (10,000,000) shares shall be non-voting common stock, with no par value (“Non-Voting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and One Million (1,000,000) shares shall be preferred stock, with no par value.

3.
The amendment was adopted by the Directors of the Corporation on February 29, 2012, and duly approved by the corporation’s shareholders on May 17, 2012, in the manner required by Section 30-1-1003 of the Idaho Business Corporation Act and the corporation’s articles of incorporation.

4.	This Article Amendment will be effective as of 5:01 p.m. (Pacific Time) on October 5, 2012.
Executed as of this 3rd day of October, 2012.

INTERMOUNTAIN COMMUNITY BANCORP, an Idaho Corporation

By:     /s/ Curt Hecker
       Curt Hecker
       President and Chief Executive Officer

(As filed with the Idaho Secretary of State on October 5, 2012)